Mail Stop 3561

January 26, 2007

Lance Jon Kimmel, Esq.
SEC Law Firm
11693 San Vicente Boulevard, Suite 357
Los Angeles, CA 90049

      Re: **NuWay Medical, Inc.**
              Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
              Filed January 8, 2007
              File No. 0-19709

Dear Mr. Kimmel:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 in our letter dated November 29, 2006 indicating that you have submitted a response to us on December 11, 2006. As further comments have been issued, please comply with any outstanding comments that were issued as part of our review of your Form 10-KSB for fiscal year ended December 31, 2005 and Forms 10-QSB for fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

2. We note that you have included the bulleted representations that we requested at the end of the response letter. Please note that these representations must come from the registrant directly under separate cover.

Proposal 1, page 2

Executive Compensation, page 8

3. Please update and revise your disclosure to comply with the new executive compensation disclosure rules which went effective on November 7, 2006 for years ending on or after December 15, 2006. See SEC Release No. 33-8732A (August 29, 2006).

Proposal 2, page 13

4. Please expand your disclosure to provide the information required by Item 303 of Regulation S-K as to IOWC Technologies, Inc. See Item 14(c)(2) of Schedule 14A and Item 17(b)(5) of Form S-4.

Background of the BioLargo Transactions, page 15

5. We note your response to comment 2 in our letter dated November 29, 2006. Please expand your disclosure to more fully and specifically discuss the consideration negotiations between you and IOWC, including the relevant dates that resulted in the determination that you will issue a total of 553,475,300 shares of common stock for certain technology and rights relating to the BioLargo Technology.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Fax: (310) 388-1320